TIOMIN RESOURCES INC.

SUPPL 082-03430

News Release (TSX: TIO)

RECEIVED 2007 OCT 31 A 5:20

TIOMIN INCREASES MEASURED & INDICATED COPPER & GOLD RESOURCES AT PUKAQAQA PROJECT, PERU

October 25, 2007: Tiomin Resources Inc. ('Tiomin' or the 'Company') (TSX: TIO) is pleased to announce a significant increase in measured and indicated resources at its 49% owned Pukaqaqa copper-gold project ('the Project') located in central Peru.

Measured resources increased by 36 million pounds of copper (+1,470%) and 6,700 ounces of gold (+1,360%) and indicated resources by 975 million pounds (+483%) and 241,500 ounces (+630%) respectively, for a combined increase of one billion pounds of copper (+508%) and 249,000 ounces of gold (+640%).

The resource increase results from the successful 16,218m Phase 3 drilling program completed by 51% owner/operator Compañia Minera Milpo S.A. ('Milpo'), a well-respected Peruvian mining company, announced on May 9, 2007. The Project's new resources are:

Resource Category *	Cut-off	Total				
	Cu (%)	Tonnes (000)	Cu (%)	Au (g/t)	Mo (ppm)	Ag (g/t)
Measured	0.3	2,793	0.62	0.08	78	1.64
	0.4	2,190	0.70	0.09	73	1.74
Indicated	0.3	96,355	0.55	0.09	108	1.69
	0.4	62,867	0.66	0.10	106	1.78
Measured & Indicated	0.3	99,147	0.56	0.09	107	1.69
	0.4	65,056	0.67	0.10	105	1.78
Inferred	0.3	58,662	0.60	0.11	106	2.30
	0.4	39,014	0.73	0.13	101	2.47

*Tiomin's interest is 49%. See additional information: http://www.tiomin.com/i/pdf/2007-10-25_NRT.pdf

At a 0.3% cut-off, measured resources are 38 million pounds of copper and 7,200 ounces of gold and indicated resources are 1,176 million pounds and 279,700 ounces respectively. Total measured and indicated resources are 1.22 billion pounds of copper and 287,000 ounces of gold and inferred resources are 776 million pounds and 209,000 ounces respectively. The resource increase represents both the upgrading of inferred resources and the addition of new resources. Inferred resources are now 37% of total resources versus 87% previously.

Tiomin and Milpo are currently evaluating the economic potential of the Project, which benefits from being close to existing infrastructure, in an environment of potentially sustained higher copper prices. Tiomin is not aware of any permitting, legal, title, taxation, socio-political, marketing or other issues which may materially affect this estimate of mineral resources.

The Project exploration program is being managed by Mr. Jorge Hinostroza, Exploration Manager for Milpo. Mr. Robbert Borst, Vice-President, Project Development for Tiomin, a Qualified Person within the meaning of National Instrument 43-101, has verified and approved the data disclosed in this release. Met-Chem Canada Inc, a Montreal-based consulting firm, prepared the National Instrument 43-101 resource evaluation which Tiomin will file on SEDAR. All core samples were assayed by Actlabs Skyline Peru SAC (subsidiary of Activation Laboratories Ltd.), which is ISO 9001:2000 certified.

For further information please contact (416) 350 3779 or visit www.tiomin.com:

Jean-Charles Potvin
Executive Chairman
Ext. 227

Robert Jackson
President & CEO
Ext. 230

Joyce Misoi,
Project Coordinator, Investor Relations
Ext. 233; jmisoi@tiomin.com

Pukaqaqa Project - October 2007 Resources

Categoria	Cutoff %Cu	Gaby-Monica Breccia Tonnes (000's)	%Cu	gptAu	ppmMo	gptAg	North & South Blanket Tonnes (000's)	%Cu	gptAu	ppmMo	gptAg	Raurac Breccia Tonnes (000's)	%Cu	gptAu	ppmMo	gptAg	Total Tonnes (000's)	%Cu	gptAu	ppmMo	gptAg
Final Resources after Phase 3 - October 2007																					
Measured	0.2	666	0.81	0.13	103.60	3.911	2,367	0.54	0.07	70.67	0.926						3,033	0.60	0.08	77.90	1.581
	0.25	658	0.81	0.13	103.99	3.925	2,303	0.55	0.07	70.44	0.934						2,961	0.60	0.08	77.89	1.598
	0.3	628	0.84	0.13	105.00	4.012	2,164	0.56	0.07	69.58	0.946						2,793	0.62	0.08	77.55	1.636
	0.4	493	0.97	0.14	99.15	4.427	1,697	0.62	0.07	65.91	0.957						2,190	0.70	0.09	73.39	1.738
	0.8	213	1.47	0.18	76.99	5.877	237	0.90	0.08	68.28	1.121						450	1.17	0.13	72.41	3.376
Indicated	0.2	17,812	0.92	0.19	60.94	3.274	98,909	0.43	0.06	116.28	1.324						116,721	0.50	0.08	107.84	1.622
	0.25	17,515	0.94	0.19	60.57	3.283	91,441	0.44	0.06	116.51	1.333						108,955	0.52	0.08	107.52	1.646
	0.3	16,737	0.97	0.19	59.90	3.311	79,618	0.47	0.06	117.60	1.345						96,355	0.55	0.09	107.58	1.686
	0.4	13,986	1.09	0.22	56.32	3.454	48,880	0.54	0.07	120.58	1.301						62,867	0.66	0.10	106.28	1.780
	0.8	8,233	1.44	0.28	49.06	4.094	2,597	0.97	0.09	131.04	1.975						10,830	1.33	0.23	68.72	3.586
Measured & Indicated	0.2	18,477	0.92	0.19	62.48	3.297	101,277	0.43	0.06	115.21	1.315						119,754	0.50	0.08	107.08	1.621
	0.25	18,173	0.93	0.19	62.14	3.306	93,744	0.44	0.06	115.38	1.323						111,917	0.52	0.08	106.73	1.645
	0.3	17,365	0.96	0.19	61.53	3.336	81,783	0.47	0.06	116.33	1.334						99,147	0.56	0.09	106.73	1.685
	0.4	14,479	1.08	0.21	57.78	3.487	50,577	0.55	0.07	118.75	1.289						65,056	0.67	0.10	105.18	1.779
	0.8	8,447	1.44	0.28	49.77	4.139	2,834	0.97	0.09	125.80	1.904						11,280	1.32	0.23	68.87	3.578
Inferred	0.2	21,079	0.77	0.16	70.64	3.298	55,356	0.42	0.07	122.33	1.625	538	0.63	0.06	106.00	2.518	76,973	0.52	0.10	108.06	2.089
	0.25	20,164	0.80	0.16	68.88	3.341	48,255	0.45	0.08	122.50	1.690	538	0.63	0.06	106.00	2.518	68,956	0.55	0.10	106.69	2.179
	0.3	18,604	0.84	0.17	66.19	3.394	39,521	0.48	0.08	124.48	1.778	538	0.63	0.06	105.95	2.517	58,662	0.60	0.11	105.82	2.297
	0.4	14,840	0.97	0.19	62.36	3.430	23,659	0.58	0.10	125.71	1.868	515	0.64	0.06	107.32	2.533	39,014	0.73	0.13	101.37	2.471
	0.8	6,621	1.48	0.30	49.98	4.119	2,587	1.11	0.26	81.37	3.598	91	1.19	0.07	161.51	3.725	9,299	1.38	0.28	59.80	3.970
Total Resources	0.2	39,556	0.84	0.17	66.83	3.298	156,633	0.42	0.07	117.73	1.424	538	0.63	0.06	106.00	2.518	196,727	0.51	0.09	107.46	1.804
	0.25	38,336	0.86	0.17	65.69	3.325	141,999	0.44	0.07	117.80	1.448	538	0.63	0.06	106.00	2.518	180,873	0.53	0.09	106.72	1.849
	0.3	35,969	0.90	0.18	63.94	3.366	121,303	0.47	0.07	118.98	1.479	538	0.63	0.06	105.95	2.517	157,810	0.57	0.09	106.39	1.913
	0.4	29,319	1.03	0.20	60.10	3.458	74,238	0.56	0.08	120.97	1.474	515	0.64	0.06	107.32	2.533	104,070	0.69	0.11	103.75	2.038
	0.8	15,067	1.46	0.29	49.86	4.130	5,421	1.04	0.17	104.59	2.712	91	1.19	0.07	161.51	3.725	20,579	1.35	0.26	64.77	3.755

Categoria	Cutoff %Cu	Gaby-Monica Breccia Tonnes (000's)	%Cu	gptAu	ppmMo	gptAg	North & South Blanket Tonnes (000's)	%Cu	gptAu	ppmMo	gptAg	Raurac Breccia Tonnes (000's)	%Cu	gptAu	ppmMo	gptAg	Total Tonnes (000's)	%Cu	gptAu	ppmMo	gptAg
Resources after Phase 2 - August 2006																					
Measured & Indicated	0.2	36	0.50	0.09			17,660	0.53	0.07								17,696	0.53	0.07		
	0.3	35	0.51	0.09			17,090	0.53	0.07								17,125	0.53	0.07		
	0.4	24	0.57	0.10			13,942	0.58	0.07								13,966	0.58	0.07		
	0.8	3	0.91	0.16			1,121	0.92	0.09								1,124	0.92	0.09		
Inferred	0.2	28,108	0.93	0.18			91,944	0.48	0.06			818	0.64	0.06			120,870	0.59	0.09		
	0.3	28,011	0.94	0.18			85,825	0.50	0.06			818	0.64	0.06			114,654	0.61	0.09		
	0.4	21,952	1.09	0.22			70,790	0.53	0.07			818	0.64	0.06			93,560	0.66	0.11		
	0.8	11,936	1.52	0.29			2,048	0.94	0.17			112	1.00	0.07			14,096	1.43	0.27		
Total Resources	0.2	28,144	0.93	0.18			109,604	0.49	0.06			818	0.64	0.06			138,566	0.58	0.09		
	0.3	28,046	0.94	0.18			102,915	0.50	0.06			818	0.64	0.06			131,779	0.60	0.09		
	0.4	21,976	1.09	0.22			84,732	0.54	0.07			818	0.64	0.06			107,526	0.65	0.10		
	0.8	11,939	1.52	0.29			3,169	0.94	0.14			112	1.00	0.07			15,220	1.40	0.25		

END